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                             September 11, 2023

       Francis Knuettel II
       Chief Executive Officer
       Chromocell Therapeutics Corporation
       4400 Route 9 South, Suite 1000
       Freehold, NJ 07728

                                                        Re: Chromocell
Therapeutics Corporation
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed September 1,
2023
                                                            File No. 333-269188

       Dear Francis Knuettel II:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2023 letter.

       Amendment No. 5 to Registration Statement on Form S-1 filed September 1, 2023

       Business
       Overview, page 52

   1. We note your disclosure that you "plan to proceed with [y]our clinical trials in 2023, focusing on a study to
evaluate this rash mitigation strategy and a Phase 2a proof-of-
                                                        concept study assessing
the potential efficacy of CC8464 in EM patients with a genetic disposition" and your
revised disclosure that you are "evaluating doing the rash mitigation and [y]our
proof-of-concept study in a different national jurisdiction acceptable to the
                                                        FDA." Please update
your disclosure to clarify whether you still plan to begin these studies in 2023 or
whether your timeline has been delayed. In addition, please expand
 Francis Knuettel II
Chromocell Therapeutics Corporation
September 11, 2023
Page 2
      your disclosure of the planned trials to describe the material elements of the trial design and your anticipated timeline for completion of the trials or otherwise advise.
2. Please revise your disclosure to clarify when you plan to conduct in vivo and in vitro studies on the treatment of eye pain with CC8464 as a topical agent. In addition, we note your prior Phase 1 study of CC8464 appeared to evaluate administering CC8464 with oral doses. Please clarify whether you have already developed CC8464 as a topical agent or otherwise advise.
       You may contact Kristin Lochhead at 202-551-3664 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Jason Drory at 202-551-8342 with any other questions.



                                                            Sincerely,
FirstName LastNameFrancis Knuettel II
                                                            Division of
Corporation Finance
Comapany NameChromocell Therapeutics Corporation
                                                            Office of Life
Sciences
September 11, 2023 Page 2
cc:       David Danovitch, Esq.
FirstName LastName